November 6, 2019

Glenn H. Sherman
President and Chief Executive Officer
Moving iMage Technologies Inc.
17760 Newhope Street,
Fountain Valley, California 92075

       Re: Moving iMage Technologies Inc.
           Registration Statement on Form S-1
           Filed October 11, 2019
           File No. 333-234159

Dear Dr. Sherman:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 11, 2019

Recent Developments, page 3

1. Please tell us the current situation with respect to obtaining financing for the Caddy acquisition.
Dilution, page 30

2. Please provide us your calculation of the June 30, 2019 pro forma net tangible book value of $(1.85) million.
 Glenn H. Sherman
FirstName LastNameGlenn H. Sherman
Moving iMage Technologies Inc.
Comapany 6, 2019
November NameMoving iMage Technologies Inc.
November 6, 2019 Page 2
Page 2
FirstName LastName
Income Statement Pro Forma, page 35

3. We note the title of this section refers to the "Year ended June 30, 2018", however your pro forma statement of operations are presented for the year ended June 30, 2019. Please revise to refer to the correct period.
4. We note you disclose that the pro forma income statement assumes the Caddy Acquisition and Reorganization Transaction occurred on June 30, 2019. Please revise the pro forma income statement to be prepared assuming the transactions were consummated at the beginning of the fiscal year (i.e. July 1, 2018) and revise the disclosure as appropriate.
5. We note pro forma interest expense for the year ended June 30, 2019 was based on a rate of 8.25%. Please provide us your calculation supporting the pro forma interest expense of
         $114,000 for the year ended June 30, 2019.
6. We note within the Caddy acquisition purchase price allocation you recognized property and equipment and intangible assets. Please tell us how you considered depreciation of property and equipment and amortization of intangible assets in your pro forma income statement presentation or revise to include pro forma adjustments for those amounts.
7. We note you present 4,982,478 as the historical weighted average common shares outstanding for MiT as of June 30, 2019. Please explain to us how the weighted average shares were calculated and clarify if this represents the actual weighted shares outstanding or pro forma shares outstanding. Please reconcile this with your disclosures on page F-4.
Unaudited Pro Forma Condensed Combined Balance Sheet at June 30, 2019, page 36

8. We note your pro forma adjustments have allocated $800,000 to intangible assets. Please revise to separately disclose each significant class of intangible asset recognized on a pro forma basis.
Director Nominees, page 56

9. Please revise the descriptions of each director's or nominee's business experience to discuss his or her "experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant...in light of the registrant's business and structure." Refer to Item 401(e) of Regulation S-K. Moving iMage Technologies, LLC Financial Statements
Note 1 - Business Activity and Summary of Significant Accounting Policies Product Warranty, page F-9

10. We note your products are sold under warranty arrangements ranging from one year to three years. Please revise to provide all of the disclosures required by ASC 460-10-50-8.
 Glenn H. Sherman
FirstName LastNameGlenn H. Sherman
Moving iMage Technologies Inc.
Comapany 6, 2019
November NameMoving iMage Technologies Inc.
Page 3
November 6, 2019 Page 3
FirstName LastName
NLM Holding Co., Inc. Financial Statements
Consolidated Statements of Operations, page F-26

11. Please revise to label the six months ended June 30, 2018 column as unaudited.
General

12. We note MiT is DCIP's distributor of Cinergy in the Americas. Please note this at your graphic.
13. We note references throughout the document to terms appropriate to a Regulation A offering rather than an offering on Form S-1, such as "qualification," "offering statement,"
         and "offering circular." Please revise.
14. Please revise to include all disclosure required by Form S-1, including the following:
           Item 102, Description of Property
           Item 103, Legal Proceedings
           All disclosure required under Part II of Form S-1


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eric Atallah, Senior Accountant, at (202) 551-3663 or Kevin Kuhar,
Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Adviser, at
(202) 551-3436 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Thomas Poletti, Esq.